THE PEP BOYS - MANNY, MOE & JACK AND SUBSIDIARIES	Exhibit 12 - Statement Regarding Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

Fiscal year	January 31, 2004	February 1, 2003	February 2, 2002	February 3, 2001	January 29, 2000

Interest	$38,255	$47,237	$53,709	$59,718	$51,557
Interest factor in rental expense	21,019	20,505	20,620	20,995	19,635
Capitalized interest	-	44	1	489	1,098

(a) Fixed charges, as defined	$59,274	$67,786	$74,330	$81,202	$72,290

(Loss) Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	$(18,007)	$68,243	$54,206	$(80,176)	$40,859
Fixed charges	59,274	67,786	74,330	81,202	72,290
Capitalized interest	-	(44)	(1)	(489)	(1,098)

(b) Earnings, as defined	$41,267	$135,985	$128,535	$537	$112,051

(c) Ratio of earnings to fixed charges (b÷a)	-	2.0x	1.7x	-	1.6x

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $18.0 and $80.7 million for fiscal years ended January 31, 2004 and February 3, 2001, respectively.